Exhibit 12.1
Avatar Holdings Inc.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands, except percentages)

	Six months
	ended
	June 30,	For the Year Ended December 31,
	2009	2008	2007	2006	2005	2004

Earnings:
Income (loss) from continuing operations before income taxes	$(19,201)	$(142,341)	$34,053	$256,479	$85,490	$37,291
Fixed charges	4,055	9,251	10,881	11,414	12,899	8,056
Amortization of capitalized interest	660	3,857	3,720	9,054	7,992	3,660
Equity losses (earnings) from unconsolidated entities	148	7,812	60	193	(17,871)	(14,918)
Interest capitalized	(259)	(4,460)	(9,977)	(10,716)	(11,692)	(5,263)

Earnings	$(14,597)	$(125,881)	$38,737	$266,424	$76,818	$28,826

Fixed Charges:
Interest expensed and capitalized	$2,569	$5,429	$6,801	$7,252	$8,711	$4,643
Amortized discounts and debt issuance costs	1,240	3,313	3,421	3,464	3,571	2,825
Interest portion of rental expense	246	509	659	698	617	588

Fixed Charges	$4,055	$9,251	$10,881	$11,414	$12,899	$8,056

Ratio of earnings to fixed charges	N/A	N/A	3.6	23.3	6.0	3.6

Deficiency Amount	$18,652	$135,132	$—	$—	$—	$—

     N/A — Not Applicable